Room 4561
Via fax – (508) 323-1111

May17, 2007

Donald M. Halsted, III
Executive Vice President and Chief Financial Officer
3COM Corporation
350 Campus Drive
Marlborough, MA 01752

> **Re:** **3COM Corporation**
> **Form 10-K for the Fiscal Year Ended June 2, 2006**
> **Filed August 11, 2006**
> **Form 10-Q for the Quarterly Period Ended December 1, 2006**
> **Filed January 9, 2007**
> **Form 10-Q for the Quarterly Period Ended March 2, 2007**
> **Filed April 9, 2007**
> **File no. 0-12867**

Dear Mr. Halsted:

We have reviewed your response letter dated April 23, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 2, 2006

Note 2: Significant Accounting Policies

Revenue Recognition, page 53

1.   We note your response to our prior comment 2 where you indicate the only
        software product that is sold separately by the Company and accounted for under
        SOP 97-2 is the TippingPoint division's product called Digital Vaccine.
        According to page 21 of the Company's Form 8-K/A filed on April 12, 2005 and
        further supported by TippingPoints October 31, 2004 Form 10-Q as filed with the
        Commission on December 10, 2004, it appears that TippingPoint was accounting
        for its products sales under SOP 97-2. Therefore, it is not clear from your
        response how you analyzed the TippingPoint intrusion prevention systems
        product line pursuant to the guidance in footnote 2 to SOP 97-2 and why the
        Company's accounting for these products would differ from that of the acquired
        company. In this regard, we also note your disclosures on page 2 where you state
        your hardware platform is complemented by a "robust security-oriented operating
        system and suite of vulnerability filters that can be dynamically updated." In your
        response, please also address how these disclosures factored into your
        considerations of SOP 97-2.

2.   Also, as indicated in your response the Company applies SOP 97-2 only to the
        sale of its products containing Digital Vaccine. Tell us which of your products
        contain the Digitial Vaccine software and tell us the amount of revenues
        recognized from the sale of such products for each period presented. In this
        regard, we note your disclosures on page 3 where you indicate that the Company
        provides a real-time update "service" called Digital Vaccine service. Is this
        service provided with all of your intrusion prevention systems? If so, tell us if
        these systems are accounted for under SOP 97-2 or SAB 104 and explain the basis
        for your conclusions.

Form 10-Q for the Quarterly Period Ended March 2, 2007

Note 14. Subsequent Event, page 16

3.   We note from the Company's Form 8-K dated March 29, 2007 that the Company
        will file the Article 3-05 and Article 11 of Regulation S-X financial statements for
        the H3C acquisition by June 7, 2007. Please note that the Staff will continue to
        monitor for these disclosures and may have further comments based on our
        review once these financial statements are filed.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief